Exhibit 99.1

GOLDMINING COMMENCES DRILLING AT
THE SÃO JORGE GOLD PROJECT, BRAZIL

Vancouver, British Columbia – May 29, 2024 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) is pleased to announce that it has recently commenced drilling at its 100% owned São Jorge Gold Project (“São Jorge” or the “Project”), a large-scale (45,997 hectare) project located within the prolific Tapajos Gold District in Pará State, Brazil.

Highlights:

●	The drilling program (the “Program”) at the Project consists of approximately 1,000 metres (m) of proposed diamond core drilling and 3,000 m of power auger drilling.

●	The Program has the following objectives:

o	Confirmatory drilling within and near the margins of the existing São Jorge gold deposit* (the “Deposit”), to test a reinterpretation of the structural controls on high-grade mineralization; and

o	Testing targets for potential new discovery along the broader multi-kilometre NW-SE striking high strain corridor that hosts the Deposit.

●	The Program includes a mobile power auger drill rig to test for bedrock sources of surficial soil geochemical anomalies and to define targets for deeper core drilling.

o	Auger drilling will focus on the broad surficial soil geochemical footprint, expanded over the past 12 months, which comprises a large 12 km x 7 km area of elevated gold ± copper ± molybdenum.

o	Auger drilling is designed to penetrate through the soil profile into the underlying saprolite zone, and vector into potential bedrock hosted mineralization targets.

●

São Jorge is located in the Tapajos Gold District, which hosts multiple gold projects including producing mines, development projects and exploration properties over approximately 200 km along the Tocantinzinho - São Jorge Trend (see Figure 1).

* Please see the technical report titled "São Jorge Gold Project, Pará State, Brazil: Independent Technical Report on Mineral Resources", prepared for the Company and dated effective May 31, 2021, for details on the São Jorge deposit mineral resource estimate, which is available under the Company’s profile at www.sedarplus.ca.

Tim Smith, Vice President of Exploration of GoldMining, commented: “We are excited to commence the first drilling program at the São Jorge Project in more than ten years. We expect the Program will build upon our recent exploration work that has expanded a regional scale gold and copper footprint. The Program aims to confirm a new geological model for the São Jorge deposit, which may help to optimize and improve confidence in our mineral resource estimate. The proposed drilling also tests a number of new target areas defined from our extensive geochemical and geophysical datasets. The mobile mechanized auger drill program is designed to expedite target definition by allowing us to rapidly test beneath broad high-tenor gold ± copper soil anomalies surrounding the São Jorge deposit, enabling us to vector into bedrock targets for follow-up core drilling. Overall, we’re optimistic about the potential for new discoveries at São Jorge given it remains currently relatively underexplored, yet boasts indications of a significant mineral system located within a prolific gold mining district.”

Figure 1 – Tapajos Gold District and location of São Jorge

Tapajos Gold District

São Jorge sits within the active and rapidly developing Tapajos Gold District. This region is estimated to have produced over 20 million ounces of gold from artisanal mining of surface deposits, according to the Brazil National Mining Agency. The paved Cuiabá-Santarém Highway (Hwy BR-163) has reduced hurdles for more traditional bedrock mine development in the region, including Serabi Gold Plc.’s producing high-grade underground Palito Mine and G Mining Ventures Corp.’s (“G Mining”) Tocantinzinho open pit mine which is nearing completion of construction and remains on track for commercial production in H2-2024 (see G Mining news release May 27, 2024).

São Jorge straddles Hwy BR-163 which includes a 138 kV powerline corridor tied into the district electrical grid that was recently constructed for Tocantinzinho. Exploration activities at São Jorge are operated from a permanent camp located adjacent to the existing Deposit and just 3 km from the highway.

Update on Activities

The Company has commenced the Program with the goal of confirming a new structural interpretation which may help to optimize modelling of the mineral resource. Structural analysis of historic mapping and oriented core from drilling by previous operators, has identified two principal vein/fracture orientations, the intersection of which produces a steeply plunging high-grade ‘shoot’ geometry. Infill confirmatory oriented core drilling is underway within the Deposit and near its margins to test this interpretation which could provide evidence for a better understanding of the controls on high-grade mineralization and optimization of the resource modelling methodology.

The Company also plans to conduct core drilling along the broad northwest-southeast striking São Jorge high-strain corridor (see Figure 2), which has previously been drill tested over a strike length of approximately 1.4 km in the area of the currently defined Deposit, but which remains open and largely untested along strike.

The São Jorge high-strain corridor occurs within a broader 12 km x 7 km surface geochemical footprint defined by elevated gold ± copper ± molybdenum, and the Company is conducting systematic follow-up exploration activities over several high priority target areas (see Figure 2), including ongoing soil sampling and geological mapping, with a view to define and prioritize new bedrock diamond core drilling targets. A mobile power auger drill rig has recently been added to the Program to expedite the testing of several high-tenor surficial geochemical targets. Auger drilling can reach depths of around 10 - 20 metres vertical to effectively penetrate through the colluvial/alluvial soil profile and into the underlying saprolite zone. This efficient method of shallow geochemical drilling can cover large areas rapidly and cost effectively, and may ultimately allow the Company’s exploration team to vector into new potential bedrock mineralization occurrences for follow-up diamond core drilling.

Figure 2 – São Jorge showing extent of gold ± copper ± molybdenum surficial geochemical anomalies, the outline of the defined São Jorge high-strain corridor and the Deposit, and the location of preliminary target areas (blue circles) which are undergoing systematic follow up exploration.

Figure 3 – Photographs of GoldMining’s local team conducting exploration work at São Jorge, 2024. A: Mapping and sampling along the exposure of a vein containing quartz + iron-oxide (weathered sulphides); B. Diamond core drill, night shift; C. Auger drill preparing configuration for sampling.

Qualified Person

Paulo Pereira, P. Geo., President of GoldMining, has supervised the preparation of and approved the scientific and technical information contained herein. Mr. Pereira is a qualified person defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

About GoldMining Inc.

The Company is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, the Company now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia, and Peru. The Company also owns approximately 21.5 million shares of Gold Royalty Corp. (NYSE American: GROY), 9.9 million shares of U.S. GoldMining Inc. (Nasdaq: USGO), and 26.7 million shares of NevGold Corp. (TSXV: NAU). See www.goldmining.com for additional information.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Co-Chairman, David Garofalo, Co-Chairman
Alastair Still, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Notice to Readers

Technical disclosure regarding São Jorge has been prepared by the Company in accordance with NI 43-101. NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) and the scientific and technical information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Cautionary Statement on Forward-looking Statements

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”), which involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements respecting the Company’s proposed Program, expectations regarding the Program and the potential benefits thereof and the Company's expectations regarding the Project. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, any inability to complete the Program as expected, the Company’s plans with respect to São Jorge may change as a result of further planning or otherwise,  and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs Annual Information Form for the year ended November 30, 2023, and other filings with Canadian securities regulators and the SEC, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that forward-looking statements, or the material factors or assumptions used to develop such forward-looking statements, will prove to be accurate. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities law.